EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2001

(Dollar Amounts in Thousands)

West
Penn
Power
Earnings:
Net income	$ 59,102
Plus: Fixed charges (see below)	27,304
Income taxes	44,029

Total Earnings	$ 30,435

Fixed Charges:
Interest on long-term debt	$ 25,099
Other interest	1,374
Estimated interest
component of rentals	831

Total Fixed Charges	$ 27,304

Ratio of Earnings to Fixed Charges	4.78